TRANSACTIONS IN OWN SECURITIES 20 April 2022 Unilever PLC (the “Company”) announces today that it has purchased the following number of its ordinary shares on the London Stock Exchange from HSBC Bank plc (“the Broker”). The repurchased shares will be held in treasury. Ordinary Shares Date of purchases: 20 April 2022 Number of ordinary shares purchased: 13,081 Highest price paid per share: GBp 3,467.5000 Lowest price paid per share: GBp 3,429.5000 Volume weighted average price paid per share: GBp 3,449.5199 Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 23 March 2022, as announced on that date. Following the purchase of these shares, Unilever holds 70,256,699 of its ordinary shares in treasury and has 2,558,987,073 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBp) Aggregated volume (shares) LSE 3,449.5199 13,081 Chi-X 0.0000 0 Turquoise 0.0000 0 BATS 0.0000 0 Aquis 0.0000 0 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buy-back programme is detailed below:

Quantity	Price	Market	*Execution Time*
667	3467.50	XLON	08:00:31
1510	3463.50	XLON	08:00:33
105	3461.00	XLON	08:00:35
335	3460.50	XLON	08:00:39
425	3460.50	XLON	08:00:42
555	3459.50	XLON	08:01:01
251	3453.50	XLON	08:01:14
156	3453.50	XLON	08:01:14
987	3446.50	XLON	08:02:07
1213	3446.50	XLON	08:02:07
593	3446.50	XLON	08:02:07
582	3435.00	XLON	08:02:34
733	3435.00	XLON	08:02:53
362	3435.00	XLON	08:02:53
255	3429.50	XLON	08:03:02
66	3429.50	XLON	08:03:15
98	3434.50	XLON	08:06:06
98	3433.50	XLON	08:06:20
168	3432.50	XLON	08:06:37
419	3440.50	XLON	08:06:58
182	3440.50	XLON	08:07:07
154	3441.50	XLON	08:07:17
112	3443.00	XLON	08:07:29
265	3446.00	XLON	08:07:50
294	3446.00	XLON	08:08:07
112	3443.50	XLON	08:08:13
45	3441.00	XLON	08:08:21
53	3441.00	XLON	08:08:21
461	3445.50	XLON	08:08:55
216	3447.50	XLON	08:09:10
179	3447.00	XLON	08:09:22

402 3454.50 XLON 08:09:46 104 3455.00 XLON 08:09:55 89 3452.00 XLON 08:09:58 179 3456.50 XLON 08:10:12 90 3456.50 XLON 08:10:22 230 3457.00 XLON 08:10:46 216 3457.00 XLON 08:10:46 120 3457.00 XLON 08:10:55